

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 24, 2014

Kathleen M. Long
Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

Re: Nuveen Enhanced Municipal Value Fund (File Nos.: 333-191387;
       811-22892)

Dear Ms. Long:

We have reviewed the registration statement on Form N-2 for the Nuveen Enhanced Municipal Value Fund ("Fund"), filed on February 4, 2014. The filing was made for the purpose of registering Common Shares of the Fund and updating the registration statement. Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement containing similar disclosure, unless otherwise indicated.

PROSPECTUS

Front Cover

1. In the first paragraph of the cover please clarify that up to 30% of the Fund's interest income may be subject to the federal alternative minimum tax.

2. The disclosure in the first paragraph and in the "Portfolio Contents" paragraph state that "the Fund will invest at least 80% of its Managed Assets in municipal securities that at the time of investment are investment grade quality." Please make clear the Fund is not required to dispose of securities that are subsequently downgraded to below investment grade quality, even where the portfolio, as a whole, would drop below 80% investment grade. Please also disclose, where appropriate, whether, in the event that some of its investments are downgraded, the Fund intends to take any steps to maintain an 80% investment grade level.

3. The disclosure in the paragraph "Portfolio Contents" and on page 3 of Prospectus Summary states: "A security is considered investment grade quality if it

is rated within the four highest letter grades (BBB- or Baa3 or better) by at least one of the nationally recognized statistical rating organizations…." Please include the corresponding Fitch ratings. Please also clarify whether a security would be considered investment grade if one rating services has rated the security investment grade, but the majority of the rating services have rated it below investment grade.

Prospectus Summary

Investment Objectives and Policies, page 1

1. The disclosure, on page 1, states: "Nuveen Asset Management believes its value oriented strategy offers the opportunity to construct a well diversified portfolio of municipal securities that has the potential to outperform major municipal market benchmarks over the longer term." Please clarify how a "value oriented strategy" is related to constructing a "well-diversified portfolio." In addition, we are concerned that the term "well-diversified" could be misleading. There does not appear to be any disclosure indicating that the Fund's investment strategy is required to be, or will be in fact, any more diversified than any other "diversified" fund, as defined in Section 5(b)(1) of the Investment Company Act. Does the Fund manage its investments to be, at all times, more "diversified" than is required by Section 5(b)(1)? Are the Fund's investments managed to be more diversified than those of a typical nationwide municipal bond fund? If not, the modifier "well" should be deleted because it is not meaningful.

2. The disclosure, on page 2, states: "The Fund may invest in various municipal securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and other related securities and derivative instruments creating exposure to municipal securities that provide for the payment of interest income that is exempt from regular federal income tax (as used in this document, the term "municipal securities" refers to all such investments collectively). Please disclose in this section what is meant by the term "other related securities." Please explain to us how the inclusion of such "related securities" within the term "municipal securities" is permitted for purposes of testing compliance with Rule 35d-1 under the 1940 Act. While we note that the Fund is permitted to count "synthetic instruments," including derivatives, towards satisfaction of the requirements of Rule 35d-1, please confirm to us that all derivative investments will be included based on their market value and not their notional value.

3. The disclosure, on page 3, states:

> The Fund also may invest up to 20% of its net assets in <u>certain</u> derivative instruments in pursuit of its investment objectives, excluding inverse floating rate securities. Such instruments <u>include</u> financial futures contracts, swap

contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts, or other derivative instruments.

The fact that the Fund may invest up to 20% of its net assets in derivatives indicates that this is a principal investment strategy. The Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. That letter provides that such disclosure should be in plain English and should:

- be tailored to the fund's specific use of derivatives and related risks;
- explain the purpose of derivatives trading;
- address the degree of economic exposure (not just the amount invested);
- provide investors with a complete risk profile of the fund's investments, rather than a list of risks of various derivative strategies; and
- be reviewed on an ongoing basis to assess the completeness and accuracy of derivatives disclosure in light of actual use of derivatives.

Please identify specifically all of the derivatives in which the Fund intends to invest. Please also revise as necessary the risk disclosure, on page 14, to conform with the following guidance in the letter: "[T]he disclosure concerning the principal risks of the fund should similarly be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions." In this regard we note that the only derivatives described in the "Derivatives Risk" paragraph, on page 14, are swaps. Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

4. The disclosure, on page 3 as well as elsewhere in the summary, mentions that the Fund "may invest up to 30% of its Managed Assets in AMT Bonds." It would be helpful to investors if the disclosure, on page 3, described the AMT.

Use of Leverage, page 4

1. The disclosure on page 4, and elsewhere in the prospectus, indicates that "[t]he Fund may leverage its capital structure by issuing senior securities such as preferred shares or debt securities or by borrowing. Please disclose whether the Fund has any intention of using such forms of leverage in the current fiscal year.

2. The disclosure on page 5 states that "the Fund may borrow up to 5% of its Managed Assets for 60 days or less for temporary, emergency or other purposes as permitted by the 1940 Act. However, the disclosure in the subsection "Borrowing Risks," on page 41, states that [t]he Fund will not purchase additional portfolio securities while outstanding such temporary or emergency borrowings exceed 5% of the value of its total assets." In addition, the Fund's fundamental policies on page 1 of the Statement of Additional Information states that the Fund will not "[b]orrow money, except as permitted by the 1940 Act and exemptive orders granted under the 1940 Act." Please clarify whether the Fund may borrow in excess of 5% of its Managed Assets.

Special Risk Considerations, page 8

1. The disclosure in the paragraph "Interest Rate Risk," on page 10, is too general and should be revised to describe specifically the nature and degree of the interest rate risk extant currently in the Fund's portfolio. As of December 31, 2013, the average effective maturity of the Fund's portfolio was 19.21 and its effective duration was 15.21 years. On the other hand, as noted in the disclosure, interest rates are at historic lows and generally predicted to rise in the near term. This combination, plus the Fund's use of leverage, makes the degree of interest rate risk currently in the Fund's portfolio exceptionally high. We also note that before the disclosure in this paragraph even mentions the portfolio's long duration, it mentions prepayment and extension risks. Please describe specifically and thoroughly the very high degree of interest rate risk created by the very long duration of the Fund's portfolio, as well as the Fund's use of leveraging, at a time when interest rates are in a historic trough and many are warning that they may rise shortly.

2. The paragraph "Municipal Securities Market Risk," on page 11, states: "The amount of public information available about the municipal securities in the Fund's portfolio is generally less than that for corporate equities or bonds." If anything, the opposite may have been the case recently. In the last year the municipal bond market was racked, in part, as a result of the extensive coverage given: the bankruptcies of Detroit, Harrisburg, Pennsylvania, and Jefferson County, Alabama; the shaky finances of Illinois; and the downgrade of Puerto Rican bonds to below investment-grade. In any case, the disclosure in this paragraph of the current risks in the municipal securities market is insufficient. Please describe fully the sources of current risk in the municipal bond market including: the municipal bankruptcies; the shaky finances of many states and municipalities; the almost complete exit of bond insurers from the municipal bond market; and the fact that the current low level of interest rates may not be sustainable. For example, we note that a "financial adviser" stated recently in the Wall Street Journal: "If stocks don't have a gangbuster decade there's going to be lot of stress on the ability of municipalities to meet their obligations." ("Five Myths: What Bond Investors Should Do Now," WSJ (2/22/2014).) In addition, another risk may exist in the Fund's portfolio based on an irony. The current credit spreads in the municipal bond market, particularly for

investment-grade municipals, are extremely high and, if the economy continues to improve, it may be that the credit risk premium, and thus the yield, on any replacement bonds will be lower.

Tax Risk, page 11

The disclosure, on page 12, states that "the Fund is not a suitable investment for individual retirement accounts, for other tax-exempt or tax-deferred accounts or for investors who are not sensitive to the federal income tax consequences of their investments." This disclosure should appear on the prospectus cover and should also be made more prominent in the prospectus.

Distributions, page 16

The disclosure states that "[a] return of capital reduces a shareholder's tax basis, which could result in higher taxes when the shareholder sells his or her shares. Please state that such a distribution *will* be taxable upon sale of the shares even to the extent of offsetting a loss on the sale. Please also make clear that, in the event of a distribution of paid-in capital, shareholders will be receiving their own capital back, net of the Fund's fees expenses. In addition, if a distribution in excess of a shareholder's basis could occur, please disclose that the excess will be taxed as ordinary income.

Summary of Fund Expenses, page 18

1. The heading states that the fee table "shows the expenses of the Fund as a percentage of the average net assets applicable to Common Shares, and not as a percentage of total assets or Managed Assets." But no information is provided in the fee table about the kind, amount, and effect of the Fund's leverage. By means of footnotes to the fee table, please:

> a) Identify the amount, cost, and sources of the Fund's estimated annual leverage, including, and in addition to, its investments in inverse floating rate securities.

> b) Disclose that the Fund's use of leverage will increase the amount of management fees paid to Nuveen Asset Management.

> c) Disclose that to the extent the Fund uses leverage, all cost associated with such leveraging will be indirectly borne by the Fund's investors.

> d) Disclose that the management fees shown in the fee table are higher than the contractual management rate because the management fees in the table

are calculated as a percentage of the Fund's average net assets, rather than the Fund's managed assets.

2. Please revise footnote 4 to state that "Other Expenses" are based on estimated amounts for the current fiscal year.   See Instruction 6 to Item 3 of Form N-2.

3. Disclosure, on page 2 and elsewhere in the prospectus, appears to indicate that the Fund intends to invest in "pooled vehicles, partnerships, or other investment companies." If the Fund intends to make any investments in the current fiscal year in "Acquired Funds," including temporary cash transfers to money market funds, that may exceed 0.01 percent (one basis point) of average net assets, please add the caption, "Acquired Fund Fees and Expenses," to the fee table immediately above the caption, "total Annual Expenses." If any such expenses are not expected to exceed one basis point, please confirm that these amounts are included in the calculation of "Other Expenses." See Instruction 10.a. to Item 3 of Form N-2.

4. If, as stated in the subsection "Use of Leverage" on page 4, the Fund may "may leverage its capital structure by issuing senior securities such as preferred shares or debt securities or by borrowing in the current fiscal year, please revise the "Summary of Fund Expenses" by using, in essence, the following disclosure to provide estimates of the expenses resulting from such issuance.

a) Under "Shareholder Transaction Expenses," please add the following caption: "Preferred Shares and/or Debt Securities Offering Expenses borne by the Fund (as a percentage of the common share offering price)."

b) Please also add the following footnote to the new caption:

If the Fund offers and/or issues preferred shares and/or debt securities, costs of the offering are estimated to be approximately __% of the total offering price of the preferred shares and/or notes, all of which will be borne immediately by the Fund's common shareholders and result in a reduction of the net asset value of the common shares. Based on an offering of _____ common shares and further assuming an offering and/or issuance of preferred shares and/or debt securities with an aggregate liquidation value and/or principal amount of $_____, the total offering costs of preferred shares and/or notes are estimated to be $_____ or $___ per share (__% of the common share offering price).

c) Please add the following footnote to the "Annual Expenses" heading of the fee table: "For purposes of this table, we have assumed that the Fund has issued preferred shares and/or debt securities with an aggregate liquidation value or principal amount of __% of its Managed Assets (after the issuance of preferred shares and/or notes).

d) Please add the following footnote to the "Management Fees" caption under "Annual Expenses":

> The Adviser will receive a monthly fee at the annual rate of __% of the average daily value of the Fund's Managed Assets. For the purposes of this table, it is assumed that the Fund has issued preferred shares and/or debt securities and/or undertaken other borrowings with an aggregate liquidation value and/or principal amount of approximately __% of its Managed Assets (after the leverage is incurred) in the current year.

e) Please revise footnote 3 to provide an estimate of the interest costs that the Fund will incur in the current fiscal year based on the assumed amount of preferred shares, debt securities, and/or other borrowings outstanding in the current fiscal year.

5. Please disclose by means of a footnote to the "Management Fees" line item in the fee table that the management fee is payable on managed assets, which include the portion of assets in special purpose trusts of which the Fund owns the inverse floater certificates that has been effectively financed by the trust's issuance of floating rate certificates. Please also explain briefly in the footnote how the Management Fee is calculated and provide a citation to the detailed description of the Management Fee calculation on page 46 of the prospectus.

The Fund's Investments

Investment Philosophy and Process, page 21

The disclosure in the paragraph "Managing Multi-Faceted Risks," on page 22, states: "Risk in the municipal securities market is derived from multiple sources, including...structural risks such as...yield curve risk...." There is, however, no discussion of this risk in the prospectus. Particularly given the very long duration of the Fund's portfolio, this risk appears to be significant and should be thoroughly discussed where appropriate.

Sector Analysis, page 22

Please define the term "sector."

Municipal Securities, page 26

General, page 26

The disclosure, on page 27, states: "Municipal securities are either general obligation or revenue bonds and typically are issued to finance public projects (such as roads or public buildings), to pay general operating expenses, or to refinance outstanding debt." Please clarify whether private activity bonds are one of these two or a third kind of municipal security.

Inverse Floating Rate Securities, page 29

The disclosure, on page 30, states: "The Fund will segregate or earmark liquid assets with its custodian in accordance with the 1940 Act to cover its obligations with respect to its investments in special purpose trusts." The staff's position is that securities issued in a TOB financing may be senior securities, as defined under Section 18(g) of the Investment Company Act. Section 18(g) defines a senior security to include, in part, any obligation or instrument constituting a security and evidencing indebtedness. But it is not accurate to say the Investment Company Act permits the segregation of liquid assets to cover senior securities. Section 18(a)(1) generally makes it unlawful for a registered open-end investment company to issue a senior security representing indebtedness, except where the investment company maintains asset coverage of at least 300 percent. In Investment Company Act Release 10666 (April 18,1979), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22, 1987) and Merrill Lynch Asset Management, L.P. (July 2, 1996), however, the Commission and the staff took the position that the issue of senior security status will not be raised if certain asset segregation requirements are met. Please confirm that the Fund will segregate unencumbered liquid assets (other than the bonds deposited into the tender option bond trust) with a value at least equal to the amount of the tender option bonds plus accrued interest, which are issued in connection with inverse floaters in which the Fund invests. See "Funds Using Tender Option Bond (TOB) Financings," Investment Management Staff Issues of Interest (March 29, 2012).

Limitations on the Use of Futures, Options on Futures and Swaps, page 32

The description of the exemption provided by CFTC Regulation 4.5, may be too complex for investors to understand. We recommend that you use instead the simpler explanation of the exemption provided in Post-Effective Amendment No. 97 to the Nuveen Investment Trust, filed with the Securities and Exchange Commission on January 16, 2014.

General

1. We note that substantial portions of the registration statement are incomplete. We may have additional comments: on such portions, when you complete them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; or on exhibits added in a pre-effective amendment.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

> the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing and in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act. Please respond to all comments in the form of separate EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions about these comments, please contact James O'Connor at 202-551-6943 or o'connorj@sec.gov or contact Christina DiAngelo Fettig at 202-551-6963 or fettigc@sec.gov.

/s/ James E. O'Connor Fettig   /s/ Christina DiAngelo

James E. O'Connor   Christina DiAngelo Fettig
Senior Counsel   Senior Staff Accountant